AMENDMENT TO
INVESTMENT  ADVISORY  AGREEMENT
FOR THE OAKMARK SMALL CAP FUND


HARRIS ASSOCIATES INVESTMENT TRUST, a Massachusetts business trust registered under the Investment Company Act of 1940 (the 1940 Act ) asan open-end diversified management investment company (the Trust ), and HARRIS ASSOCIATES L.P., a Delaware limited partnership registered under the Investment Advisers Act of 1940 as an investment adviser (the Adviser ), agree that paragraph 6 of the investment advisory agreement between the parties for The Oakmark Small Cap Fund (the Fund ) dated August 30, 1996 is amended as of the date of this amendment to read as follows:

6. Compensation of Adviser. For the services to be rendered and the chargesand expenses to be assumed and to be paid by the Adviser hereunder, the Trustshall pay out of Fund assets to the Adviser a monthly fee, based on the Fund s net assets as of the last business day of the preceding month, at the annual rate of 1.25% on the first
$1 billion of net assets, 1.15% on the next $500 million of net assets, 1.10% on the next $500 million of net assets, 1.05% on the next
$500 million of net assets and 1.00% on net assets in excess of $2.5 billion. The fee for a month shall be paid as soon as practicable after the last day of that month. The fee payable hereunder shall be reduced proportionately during any month in which this agreement is not in effect for the entire month.

Dated:  September 9, 1997


HARRIS ASSOCIATES INVESTMENT TRUST
By:  /s/  Victor A. Morgenstern

HARRIS ASSOCIATES L.P.
by Harris Associates, Inc.
its General Partner
By: /s/  Robert Levy